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                             March 5, 2024

       Carl Stanton
       Chief Executive Officer
       Focus Impact Acquisition Corp.
       1345 Avenue of the Americas, 33rd Floor
       New York, NY 10105

                                                        Re: Focus Impact
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed January 31,
2024
                                                            File No. 333-275871

       Dear Carl Stanton:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 31, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed January 31, 2024

       General

   1. We note you have omitted information throughout the prospectus. Please revise to provide all information not
eligible to be omitted.
       Following the Closing of the Business Combination, FIAC will not have any right to make damage claims against DevvStream..., page 96

   2.                                                   We note your statement
that    As a result, FIAC will have no remedy available to it if the
                                                        Business Combination is
consummated and it is later revealed that, at the time of the
                                                        Business Combination,
there was a breach of any of the representations, warranties and covenants made by FIAC
prior to the Closing.    Please revise your statement as
                                                        appropriate.
 Carl Stanton
Focus Impact Acquisition Corp.
March 5, 2024
Page 2
Information about DevvStream
Devvio Agreement, page 223

3. We note the Devvio Agreement granted you a right and license to exclusively use, access,
      and otherwise utilize Devvio   s DevvX blockchain in connection with your
business, and
      to process, manipulate, copy, aggregate or otherwise use any data created, owned, produced or provided by you and compiled by or through the Devvio Platform, as
      reasonably required for your needs or your client   s needs. Please
clarify in greater detail
      how access to Devvio's blockchain works and describe the functions you have under this access. For example, tell us whether your access is limited to view-only access or whether you have access to Devvio's blockchain source code that enables you to create your own blockchain.
4. Related to the comment above, please clarify if there is a native coin that serves as the engine for DevvX (similar to Bitcoin) and, if so, whether you have to hold and use the native coin to write information to the blockchain about the carbon credits.
       Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameCarl Stanton
                                                            Division of
Corporation Finance
Comapany NameFocus Impact Acquisition Corp.
                                                            Office of Real
Estate & Construction
March 5, 2024 Page 2
cc:       Peter Seligson
FirstName LastName